Contact

www.linkedin.com/in/ileneshaw
(LinkedIn)
www.shawcoproductions.com
(Company)
www.design-pavilion.com
(Company)

Top Skills

Marketing
Entrepreneurship
Public Relations

Ilene Shaw

Design Industry Visionary - passionately devoted to the advocacy
and promotion of great design and public art.
New York, New York, United States

Summary

Deeply grounded in the diverse design industries, casting a wide net
of top design talent

Trained product designer and artist with a critical eye and a finger on
the pulse of cultural industry developments

Specializes in ground-breaking platforms focused on design and art
- from concept, implementation to fruition, with lasting impact and
longevity, providing enormous opportunities for designers and artists,
manufacturers and retailers

Creator and producer of high level design trade and public
experiential marketing and promotional events

Expert in multi-level, multi-media event production including
exhibition curation, trade show development, conferences and talks,
international award and educational programs including K-12, for the
public, the trade and not-for-profits

Proven entrepreneurial know-how and spirit

Nurturing leadership and team management

Licensing management

Innovative fundraising

Experience

NYCxDESIGN
Executive Director
February 2023 - Present (2 years 3 months)
New York, New York, United States

Leading NYCxDESIGN as Executive Director, Shaw originally served on the NYCxDESIGN Steering Committee as a founding member since its inception in 2012, followed by a seat on the NYCxDESIGN Board of Directors since the organization earned its 501c3 status in 2020. Producing annual citywide NYCxDESIGN Festival.

Shaw + Co. Productions LLC
21 years

Chief Executive Officer
2004 - Present (21 years)
Greater New York City Area

Production and curation: DESIGN PAVILION and DESIGN TALKS NYC; Sustainability: Design for a Better World; The Artful Home Show; The Studio Warehouse. Spearheaded: CODAawards - Celebrating the Collaboration of Design + Art. Conceived and co-developed: ICFF - International Contemporary Furniture Fair; Accent on Design; The Studio Warehouse, functional art pop-up. Produced fund-raising programs: One Hundred Legends: A Compilation of Artwork by People Living with AIDS. The Street of Shops I and II: featuring designer environments and vignettes, retail sales. Corporate events, conferences and summits for Credit Suisse, Biogen, Campbell's Soup, Chrysler Group, and more. Licensing management: Clodagh Design International, generated, negotiated and managed international licenses and product launches.

Co-Founding President of the Board
2008 - 2014 (6 years)

Led Operation Design, a 501c3 organization, in partnering established artists, architects and design professionals with public school students, K-12, for engaging and challenging mentorships and creative projects.

Design Pavilion
Founding Producer
May 2015 - Present (10 years)

DESIGN PAVILION, a cultural public activation, presenting a curated collection of interactive displays and installations, annually in New York City in celebration of NYCxDESIGN. An immersive urban experience with daily programming; a platform for sharing innovation with the public and the business sector in experiential and informative ways. Held in conjunction with Design Pavilion is a high-level conference series, Design Talks NYC.

CODAworx
Senior Advisor
2013 - Present (12 years)

Helped to spearhead international award program recognizing the collaborations between architects, designers and artists; co-developed an A-list jury. Serve on Board of Advisors for CODAworx corporation.

DIFFA: Design Industries Foundation Fighting AIDS
Board Trustee
2013 - Present (12 years)

Conceived, initiated, and/or implemented fundraising programs to benefit DIFFA.

My productions for DIFFA include: Celebrity Furniture; One Hundred Legends: A Compilation of Artwork by People Living with AIDS; The Street of Shops I and II: featuring designer environments and vignettes, retail sales.

Clodagh Design International
Senior Advisor of Licensing, Marketing and Communications
2010 - 2014 (4 years)

Generated, managed international licenses; contracts, budgets, public relations, product launches. Trusted advisor to company principal and staff.

Pure Environment Maintenance Inc.
Founding CEO, Advisor
2008 - 2013 (5 years)

Created and managed start-up of green B2B service and product business. Developed full line of private label green cleaning products for home and commercial use, distributed nationwide.

Worldesign Foundation
Executive Director
2000 - 2004 (4 years)

A 501c3 initiated by IDSA, Industrial Design Society of America. Produced a summit for 150 U.S. educators and school superintendents. Oversaw research, development and promotion of 'design thinking' pedagogy for grades K-12. Implemented fund-raising benefits and award presentations.

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Education

Columbia University in the City of New York

Business, Management, Marketing, and Related Support Services

Goldman Sachs 10,000 Small Businesses Program

Business Leadership

New York University

Parsons School of Design

BFA, Environmental Design